State of Texas
County of Dallas

BILL OF SALE
OF PERSONAL PROPERTY

IN CONSIDERATION OF THE SUM OF $4MILLION DOLLARS OF AURI INC., STOCK

STATE OF TEXAS
COUNTY OF DALLAS

BILL OF SALE OF PERSONAL PROPERTY

IN CONSIDERATION OF the sum of $4,000,000.00 USD of AURI INC., Stock, plus any applicable sales taxes, paid by $ 4M Dollars Worth of AURI INC., Stock, the receipt of which consideration is acknowledged, SR Group of 1169 N Burleson Blvd, Suite 107-106, Burleson, TX 76028 (the 'Seller'), SELLS AND DELIVERS to Auri, Inc. of 1322 Roundtable, Dallas, TX 75007 (the "Purchaser"), the following personal property (the "Property"): Sky Jones Art Collection.

The Seller warrants that (1) the Seller is the legal owner of the Property; (2) the Property is free from all liens and encumbrances; (3) the Seller has full right and authority to sell and transfer the Property; and (4) the Seller will warrant and defend the title of the Property against any and all claims and demands of all persons.

The Purchaser has been given the opportunity to inspect the Property or to have it inspected and the Purchaser has accepted the Property in its existing condition. This Bill of Sale will be construed in accordance with and governed by the laws of the State of Texas.

Purchase price is Four Million Dollars ($4,000,000) in AURI Stock, and the property is sold AS IS, Where IS.

The inventory is attached as an exhibit A.

IN WITNESS WHEREOF, the Parties hereto have executed this Bill of Sale

effective as of this 14th day of August, 2014.

SR GROUP

Thomas Stokes

Thomas Stokes, Director

1169 N. Burleson Blvd., Ste. 107-106

Dallas, Texas 75229

Phone: (214) 789-0969
Email: stokestw@gmail.com

Agreed and Accepted, AURI, INC.

Edward Vakser, Chairman

1322 Roundtable

Dallas, TX 752007

Phone: 214-418-6940

Email: ev24903@gmail.com

Exhibit “A” Inventory .